SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2002, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, P&G AG, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

     -----------------------------------------------------------

     PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN


     Statements of Net Assets Available for Benefits as of
     June 30, 2002 and 2001, Statements of Changes in Net Assets
     Available for Benefits for the Years Ended June 30, 2002,
     2001, and 2000 and Independent Auditors' Report

     -----------------------------------------------------------

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    June 30, 2002 and 2001                                                     2

  Statements of Changes in Net Assets Available for Benefits for
    the Years Ended June 30, 2002, 2001 and 2000                               3

  Notes to Financial Statements for the Years Ended
    June 30, 2002, 2001 and 2000                                               4

INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Company:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble International Stock Ownership Plan (the "Plan") as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended June 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for the years ended June 30, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.


/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
October 7, 2002

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2002 AND 2001
------------------------------------------------------------------------------------------------
                                                                        2002            2001
ASSETS:
  Investments in The Procter & Gamble Company common stock,
    at fair value                                                  $ 367,245,357   $ 266,945,951
  Investments in The J.M. Smucker Company common stock,
    at fair value                                                      2,778,975
  Cash                                                                     3,254          26,420
  Employee contributions receivable                                    3,251,618       3,384,130
  Employer contributions receivable                                    1,179,911       1,178,015
                                                                   -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS                                  $ 374,459,115   $ 271,534,516
                                                                   =============   =============


See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------------------------------------------
                                                                2002                  2001                  2000
ADDITIONS:
  Dividends on The Procter & Gamble Company
    common stock                                           $   5,212,398         $   4,658,108        $   3,742,619
  Net appreciation (depreciation) in fair value of The
    Procter & Gamble Company common stock                    103,577,463            21,109,631         (113,032,894)
  Net appreciation in fair value of The J.M. Smucker
    Company common stock                                         230,426
                                                           -------------         -------------        --------------
      Total investment income (loss)                         109,020,287            25,767,739          (109,290,275)
                                                           -------------         -------------        --------------
 Contributions:
    Employee contributions                                    36,408,017            41,280,349           47,658,406
    Employer contributions                                    12,562,875            13,675,494           13,609,826
                                                           -------------         -------------        -------------
      Total contributions                                     48,970,892            54,955,843           61,268,232
  The J.M. Smucker Company common stock received               2,548,549
                                                           -------------         -------------        -------------
        Total changes                                        160,539,728            80,723,582          (48,022,043)

DEDUCTIONS -
  Distributions and withdrawals to participants               57,615,129            33,486,463           37,820,218
                                                           -------------         -------------        -------------
NET INCREASE (DECREASE)                                      102,924,599            47,237,119          (85,842,261)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          271,534,516           224,297,397          310,139,658
                                                           -------------         -------------        -------------
  End of year                                              $ 374,459,115         $ 271,534,516        $ 224,297,397
                                                           =============         =============        =============
See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN





NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following brief description of the Procter & Gamble International Stock Ownership Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement and their country's Plan supplement for more complete information.

      General - The Plan is a defined contribution plan established in June of 1992 for international employees of The Procter & Gamble Company and certain of its subsidiaries ("P&G"). The purpose of the Plan is to provide eligible employees the opportunity to purchase common stock of P&G through payroll deductions and contributions from P&G. The Plan is not subject to the Employee Retirement Income Security Act of 1974, nor is it subject to U.S. income taxation.

      Participation and Vesting - Full-time employees are eligible to participate in the Plan on the first day of the month following the completion of the service requirements as defined in the plan document. Participants are fully vested in all shares of P&G common stock credited to his or her account under the plan, except for Switzerland and Saudi Arabia, which are credited in accordance with their respective plan documents.

      One Share Program - Prior to July 1, 2000, each participant's account was credited with one share of P&G common stock as part of the One Share Program after completing one year of employment with P&G, regardless of participation in the Plan. The One Share Program was terminated effective for employees hired on or after July 1, 2000.

      Contributions - Participants may contribute up to 15% of their base pay through payroll deductions. In addition, employees may elect to make a "Special Additional Deposit" as a lump sum payment once per month. Participants may change their contribution rate effective as of the first day of any month.

      P&G matches an amount equal to 50% of the first 5% of base pay contributed by participants. Employees in their initial year of eligibility receive a 100% P&G matching contribution, up to 1% of his or her contributions.

      Investments - Participants are only permitted to invest in P&G common stock. All employee and employer contributions are converted into U.S. dollars and then invested in shares of P&G common stock on the 18th day of each month (or the first business day immediately following the 18th). Sales of P&G common stock occur once per week and are subsequently converted into the applicable local currencies, where required, for payment to employees. Prior to July 1, 2000, sales of P&G common stock occurred twice per month. Any dividends on shares of P&G common stock are invested in additional shares of P&G common stock.

      Withdrawals - Participants may withdraw any portion of their contributions made in excess of 5% of their base pay at any time during the year, with only two withdrawals per year. Contributions made up to 5% of base pay and P&G matches are available to be withdrawn without penalty five years after the end of the plan year in which the deposits are made. If a participant withdraws these funds prior to the completion of five years, P&G will suspend matching of employee contributions for one year. Withdrawals payable to participants as of June 30, 2002 and 2001 were approximately $4,386,000, $2,424,000, respectively.

      Plan Termination - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan.

      Administration - The Plan is administered by P&G. All Plan assets are held by the trustee, Banque Internationale a Luxembourg (the "Trustee"). Buck Consultants provides record keeping services for the Plan.

      The J.M. Smucker Company Common Stock - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding P&G common stock received one share of Smuckers stock for each fifty shares of P&G common stock. The cost basis of P&G common stock prior to the Smuckers spin-off was allocated between P&G common stock held and the Smuckers common stock received. Participants are not permitted to purchase additional shares of Smuckers.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in P&G and Smuckers common stock is valued at the closing price on an established security exchange.

      Expenses of the Plan - Investment management, record keeping expenses, and other administrative expenses are paid by P&G. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in P&G and Smuckers common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Cash - Amounts shown as cash are uninvested funds held by the Trustee that are to be invested in P&G common stock in the following month.

      Contributions receivable - Contributions that are pending transfer to the Trustee as of June 30, 2002 and 2001 are recorded as contributions receivable to the Plan in the accompanying financial statements.

      Accounting Policies - On July 1, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

      Reclassifications - Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

3.    INVESTMENT IN P&G AND SMUCKERS COMMON STOCK

      Investments in P&G common stock represent five percent or more of the Plan's Net Assets Available for Benefits. Investments in P&G common stock held by the Plan at June 30, 2002 and 2001 were as follows:

                                       2002                2001

           Number of shares         4,112,498           4,184,106
           Market value          $367,245,357        $266,945,951
           Cost                  $179,780,757        $175,408,295


      Investments in Smuckers common stock held by the Plan at June 30, 2002 were as follows:

           Number of shares            81,423
           Market value          $  2,778,975
           Cost                  $  2,548,549


4.    PLAN PARTICIPANTS

      As of June 30, 2002, the Plan had approximately 37,000 participants employed at P&G's international locations in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Columbia, Costa Rica, Czech Republic, Denmark, Egypt, El Salvador, Estonia, Finland, Germany, Greece, Guatemala, Honduras, Hong Kong, Hungary, India, Indonesia, Italy, Kenya, Korea, Latvia, Lebanon, Malaysia, Mexico, Morocco, Netherlands, New Zealand, Nicaragua, Nigeria, Norway, Pakistan, Panama, Peru, Philippines, Poland, Portugal, Romania, Saudi Arabia, Singapore, Slovak Republic, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, Venezuela, and Yemen. Effective in 2003, employees in Russia will be eligible to participate in the Plan.

5.    TAX STATUS

      The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
      Section 4(b)(4) thereof. P&G believes that the Trustee should be viewed as a direct custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of P&G common stock held for their account under the Plan.

      Plan management believes that the participating employees should be treated as the beneficial owners of the shares of P&G common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by P&G with respect to these shares.

6.    CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs on March 25, 2002. Once the allocation of the settlement is determined and approved by the Court, the Plan will receive its portion of the settlement to allocate to participant accounts.



                                    * * * * *

THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg, Luxembourg, on October 10, 2002.


PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  BANQUE INTERNATIONALE A LUXEMBOURG, TRUSTEE


By:  /S/ PHILIPPE MEYERS
     ---------------------------
     Philippe Meyers
     Fonde de Pouvoir Principal
     Trustee


By:  /S/PHILIPPE GILTAIRE
     ---------------------------
     Philippe Giltaire
     Fonde de Pouvoir
     Trustee





                                 EXHIBIT INDEX

Exhibit No.                                                            Page No.

   23                      Consent of Deloitte & Touche